Mail Stop 4561

August 29, 2007

VIA U.S. MAIL AND FAX (630) 218-4955

Brenda G. Gujral
President
InLand Land Appreciation Fund II, L.P.
2901 Butterfield Road
Oak Brook, IL 60523

> **Re: InLand Land Appreciation Fund II, L.P.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2006**
> **Filed March 22, 2007**
> **File No. 000-19220**

Dear Ms. Gujral:

        We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Financial Statements

Report of Independent Registered Public Accounting Firm, page 18

1.   It does not appear that the audit opinion covers the results of operations, partner's capital and cash flows for the year ended December 31, 2004. Please tell us how you have complied with Rule 2-02 of Regulation S-X.

2.   We note the opinion from Grant Thornton LLP does not appear to be signed by Grant Thornton LLP. In future filings, please request that your auditor includes evidence that their opinion is signed.

Statements of Operations, page 21

3.   Please tell us how your current presentation complies with Rule 5-03 of Regulation S-X.

4.   Please tell us whether rental income received from farming activities would be considered incremental revenue from incidental operations as defined in paragraph 10 of SFAS 67.

Exhibits 31.1 and 31.2

5.   We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note you have included the title of the certifying individual at the beginning of the certification, you moved the location of "for the registrant" in the introductory section of paragraph 4, you have replaced the word "principles" with "principals" in paragraph 4(b), you have replaced the word "registrant's" with "registrants" in paragraph 4(d), and you have removed the word "the" before "registrant's board of directors…" in the introductory section of paragraph 5. Please revise your certifications in future filings to comply with the Exchange Act Rules.

*   *   *   *

Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jennifer Monick, Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief